Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Three Months
	Ended March 31,
	2010
Earnings
Income from continuing operations before provision for income taxes	$125,144
Income from equity investees	(12,588)
Distributed income from equity investees	2,178
Interest and amortization of deferred finance costs	160,456
Amortization of capitalized interest	2,306
Implicit rental interest expense	16,105

Total Earnings	$293,601
Fixed Charges
Interest and amortization of deferred finance costs	$160,456
Capitalized interest	3,071
Implicit rental interest expense	16,105

Total fixed charges	$179,632
Ratio of earnings to fixed charges	1.63	x